# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Modal Living, Inc.
132 S. State St.
Salt Lake City, UT 84111
https://livemodal.com/

Up to $4,014,513.00 in Common Stock at $8.35
Minimum Target Amount: $9,994.95

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Modal Living, Inc.
**Address:** 132 S. State St., Salt Lake City, UT 84111
**State of Incorporation:** DE
**Date Incorporated:** January 23, 2019

## Terms:

**Equity**

**Offering Minimum:** $9,994.95 | 1,197 shares of Common Stock
**Offering Maximum:** $4,014,513.00 | 480,780 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $8.35
**Minimum Investment Amount (per investor):** $250.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## <u>Company Perks</u>*

**Early Bird Discounts -**

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

**Volume Discounts -**

**Tier 1 - Over $2,500**

Investors that contribute between $2,500 and $4,999 are eligible for ADU Discounts ($1,500 off unit plus $1,000 in free upgrades) and/or $1,000 off the Modal Pod (Home Office).

**Tier 2 - Over $5,000**

Investors that contribute between $5,000 and $9,999 are eligible for ADU Discounts ($2,500 off unit plus $2,500 in free upgrades) and/or $2,000 off the Modal Pod (Home Office).

**Tier 3 - Over $10,000**

Investors that contribute between $10,000 and $24,999 are eligible for 5% bonus shares PLUS ADU Discounts ($3,000 off unit plus $5,000 in free upgrades) and/or $3,000 off the Modal Pod (Home Office).

**Tier 4 - Over $25,000**

Investors that contribute between $25,000 and $50,000 are eligible for 7% bonus shares PLUS ADU Discounts ($5,000 off unit plus $10,000 in free upgrades) and/or $5,000 off the Modal Pod (Home Office).

**Tier 5 - Over $50,000**

Investors that contribute over $50,000 are eligible for 10% bonus shares PLUS ADU Discounts ($10,000 off unit plus $15,000 in free upgrades) and/or $7,500 off the Modal Pod (Home Office).

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Modal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.26 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $926. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Voting Rights of Securities Sold in this Offering**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## The Company and its Business

*Company Overview*

Modal Living, Inc. ("Modal") designs, builds and installs modern, modular backyard homes and offices that maximize space while providing homeowners an opportunity to create passive income and increase their home value.

Modal offers a range of aesthetically pleasing and design-forward products that incorporate Scandinavian and Japanese elements. The Company's product line currently includes studio, one-bed and two-bed options.

Modal takes complete ownership of the process, from permitting, architecture, sitework and building, to cut through complexity for customers.

Modal Living, Inc. was formed on January 23, 2019, but the business was restructured and Modal Living, Inc. became Modal Residential, LLC on March 16, 2020 (consolidating into Modal Holding, Inc.). Subsequently, Modal Holding, Inc. and Modal Residential were merged on April 12, 2021, and other subsidiaries consolidated into Modal Holding, Inc. were spun off as stand-alone entities. Modal Holding, Inc. the new entity was renamed Modal Living, Inc. subsequent to the 2021 merger.

*Competitors and Industry*

We categorized competitors in the market as pursuing one of three strategies, low cost, best product and best value.

We have chosen to execute a Best Value strategy because we believe that it has the largest attainable market, the most compelling value proposition and the lowest barrier to purchase.

It is important to remember that unlike technology, this is not a winner-take-all market. Similar to homebuilding, in which the 10 largest public homebuilders only own a small portion of the market, there will be lots of winners and extremely valuable companies in this space.

Modal's direct competitors include Abodu, United Dwelling and Villa Homes.

*Current Stage and Roadmap*

Our team has created an asset-lite business and spent the past two years spent developing products, building operational processes, establishing strategic partnerships, honing cost structures, and entering Northern and Southern California markets.

We have designed our entire value chain to be scalable and built strategic partnerships (including with North America's largest modular manufacture) to enable Modal to scale to higher volumes without adding fixed costs.

We have sold over 50 units in three states equating to over $6.9mm in signed sales, developed a compelling product line and created scalable processes. Modal is now at an inflection point and is ready to build on our early momentum.

The goal of this raise is to reach the following milestones: i) Free cash flow positivity, by end of FY 2022 ii) Achieving $20M in Revenue/$6M Net Income, by end of FY 2023) iii) Expansion into future geographies, by end of FY 2022 and iv) Expansion into additional real estate segments (i.e. hospitality, multi-family, affordable housing, etc.) by end of FY 2022.

## The Team

**Officers and Directors**

**Name:** Scott Stowell

Scott Stowell's current primary role is with Capital Thirteen. Scott Stowell currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / Chairman of the Board
  **Dates of Service:** September 01, 2020 - Present
  **Responsibilities:** Strategic Direction / Chairman of the Board Compensation details: salary $0k / year, equity compensation - none.

Other business experience in the past three years:

- **Employer:** Pacific Life
  **Title:** Board of Directors
  **Dates of Service:** May 26, 2013 - Present
  **Responsibilities:** Compensation and Personnel Committee (chairman) and the Governance and Nominating Committee.

Other business experience in the past three years:

- **Employer:** Capital Thirteen
  **Title:** Principal / Owner
  **Dates of Service:** June 01, 2019 - Present
  **Responsibilities:** In June 2019, Scott D. Stowell founded Capital Thirteen LLC, a company that specializes in advisory, real estate investment, and angel investing and serves as the Founder, Chief Executive Officer and President.

Other business experience in the past three years:

- **Employer:** Lennar
  **Title:** Board of Directors
  **Dates of Service:** February 01, 2018 - April 30, 2021
  **Responsibilities:** Elected board member that represented shareholders. His responsibilities included oversight of senior executives, guidance and feedback related to strategic goals, and helping to ensure that the company has adequate, well-managed resources at its disposal.

**Name:** Colin Jube

Colin Jube's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CoFounder/COO
  **Dates of Service:** January 23, 2019 - Present
  **Responsibilities:** Colin oversees strategic initiatives/partnerships and leads the operations department. Compensation details: salary $120k / year, equity compensation - none.

Other business experience in the past three years:

- **Employer:** Base Develop
  **Title:** Managing Partner
  **Dates of Service:** February 01, 2017 - January 31, 2019
  **Responsibilities:** Base Develop focused on commercial mixed-use developments which included multi-unit residential, office and retail. Within two years Base Development completed four mixed-use real estate projects.

**Name:** Dan Barrell

Dan Barrell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  **Dates of Service:** June 01, 2020 - Present
  **Responsibilities:** Served as head of finance and executive team member reporting to directly to CEO. Built and scaled finance, accounting, reporting, and budgeting processes. Led fundraising efforts and collaborated cross-functionally with other department leaders to develop strategy and long-term business plan. Compensation details: salary $100k / year, equity compensation - none.

Other business experience in the past three years:

- **Employer:** Sorenson Impact Investing Center
  **Title:** Senior Associate, Venture Capital Impact Investing
  **Dates of Service:** January 01, 2019 - May 01, 2020
  **Responsibilities:** Team leader guiding early-stage investment due diligence of early-stage prospective investments. Key focus areas include financial modeling, returns analysis, market / industry research, and impact measurement.

Other business experience in the past three years:

- **Employer:** Synchrony Financial
  **Title:** Assistant Vice President, Internal Audit – Operations
  **Dates of Service:** February 01, 2017 - September 01, 2018
  **Responsibilities:** Supervised and directed operational process audits over critical internal organizations to assess operational effectiveness, mitigate risk, identify process improvements, and address key regulatory issues. Consulted for senior organizational leaders to help optimize and overhaul logistically complex processes.

**Name:** Chris Drent

Chris Drent's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Construction
  **Dates of Service:** April 01, 2020 - Present
  **Responsibilities:** A director of construction is responsible for overseeing the completion of construction projects by handling planning, budgeting, and making key decisions to ensure that construction projects are in conformity with the proposed budget and are completed on time. (Compensation - $96k per year, Equity Compensation - none)

Other business experience in the past three years:

- **Employer:** New Earth Construction
  **Title:** Owner
  **Dates of Service:** January 01, 2018 - April 01, 2020
  **Responsibilities:** Running building/construction projects including communication with the clients and managing the work of sub-contractors who have been hired to perform various parts of the project

**Name:** David Clayton

David Clayton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Principal Architect
  **Dates of Service:** April 01, 2020 - Present
  **Responsibilities:** Provide application architectural solutions to meet business requirements and architectural support for application development and modification activities. Collaborate with team members to develop architectural strategies and procedures for operational efficiency. Advise and recommend new technologies to management to develop robust product and process innovation. Review and recommend improvements to existing application architectures. Assist in application design, development, integration and implementation activities. Compensation details: salary $110k / year, equity compensation - none.

Other business experience in the past three years:

- **Employer:** DEIV Architecture
  **Title:** Owner
  **Dates of Service:** January 01, 2011 - April 01, 2020
  **Responsibilities:** Owner of architectural firm focused on multi-family and commercial development. Responsibilities included preparing and presenting design proposals, reports, applications and contracts. Competing for work by submitting tender documents and delivering presentations. Meeting with clients to discuss project goals, needs and budget. Liaising with construction professionals about the practicability of potential plans. Adhering to all industry standards in design. Drafting designs that reflect green building values. Working around limiting factors like legislation, town planning, project budget and environmental impact. Adjusting plans to meet new circumstances and resolving any complications that may arise in the course of construction.

**Name:** Lily Gray

Lily Gray's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Advisor
  **Dates of Service:** October 01, 2021 - Present
  **Responsibilities:** Provides advisory and consultation to Board of Directors and Senior Management related to business strategy, including but not limited to new product development, operations, business development and strategic growth opportunities. Compensation details: salary $100/hour, equity compensation - none.

Other business experience in the past three years:

- **Employer:** National Development Council
  **Title:** Director
  **Dates of Service:** June 01, 2018 - October 04, 2021
  **Responsibilities:** Leader at NDC specializing in bringing together technical know-how and capital for community and economic investment. Worked with local and state governments and community-based organizations to help them create and implement their own unique economic and community development strategies.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company is offering Common Stock in the amount of up to $4,014,513 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Minority Holder; Securities with Voting Rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*Minority Holder; Securities with No Voting Rights*
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Modal Living, Inc. was formed on 01/23/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Modal Living, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and minimal revenue. If you are investing in this company, it's because you think that Accessory Dwelling Units are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Capital Thirteen, LLC (Managed and owned by Scott Stowell and Robb Stowell) | 816,214 | Common Stock | 45.34 |

## The Company's Securities

The Company has authorized Common Stock, and Convertible Debt. As part of the Regulation Crowdfunding raise, the Company will be offering up to 480,780 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 1,800,059 outstanding.

*Voting Rights*

1 share, 1 vote

*Material Rights*

*The total number of shares outstanding on a fully diluted basis, 1,800,059 shares, includes 1,620,053 shares of Common Stock and 180,006 issued options.*

**<u>Voting Rights of Securities Sold in this Offering</u>**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Convertible Debt*

The security will convert into Preferred stock and the terms of the Convertible Debt are outlined below:

**Amount outstanding:** $985,483.38
**Maturity Date:** August 13, 2023
**Interest Rate:** 5.0%
**Discount Rate:** 5.0%
**Valuation Cap:** $12,500,000.00
**Conversion Trigger:** At maturity, note holders have the option to obtain repayment of loan balance or conversion of Crowd Notes into preferred shares.

*Material Rights*

In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:

i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or

ii. Obtaining the Corporate Transaction Payment.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  **Final amount sold:** $1,000,000.00
  **Use of proceeds:** Start-Up Expenses, Marketing, Employee Salaries, Product Development, General and Administrative
  **Date:** June 19, 2019
  **Offering exemption relied upon:** Debt

- **Type of security sold:** Debt
  **Final amount sold:** $3,324,970.00
  **Use of proceeds:** Marketing, Product Development, Salaries, Manufacturing Partnership Establishment, General and Administrative Expenses
  **Date:** October 06, 2020
  **Offering exemption relied upon:** Promissory Note

- **Type of security sold:** Convertible Note
  **Final amount sold:** $985,483.38
  **Use of proceeds:** Marketing, New Product Development, Working Capital, Salaries and General and Administrative Expenses
  **Date:** September 16, 2021

**Offering exemption relied upon:** Regulation CF

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**Circumstances which led to the performance of financial statements:**

**FY 2019 Summary:**

Modal was founded in January 2019. During the first half of the founding year, the team developed products and started selling the first units to customers. During 2019, the company invested in building operational capabilities, sales processes, and marketing assets. The company prioritized building a display unit to initiate lead generation and support sales. Management designed three ADU products for sale, a studio, one-bed, and two-bed. During 2019, the company incurred a significant amount of start-up expenses related to legal fees, engineering, marketing, and G&A expenses. The company sold 19 units in 2019 with a total contract value of $1.4mm. Modal recognizes revenue as project costs are incurred (in accordance with FASB ASC 606). Since most project costs are incurred at the end of the project timeline and as projects were kicked off in Q4 2019, most revenues associated with 2019 sales were recognized in subsequent periods. As a result, Modal only recognized $112k in revenue and the majority of the $1.7mm loss pertained to operating expenses incurred during FY 2019.

**FY 2020 Summary:**

The company was poised to build on early momentum during FY 2020, but the outbreak of the Covid-19 pandemic in early 2020 significantly disrupted sales, marketing, and operational supply chains. Management pivoted the sales and marketing efforts from their in-person strategy using the display unit, toward a primarily digital marketing customer acquisition strategy. The pandemic caused significant delays to existing projects due to adverse impacts on our manufacturing partner. Management also purposely scaled back sales and marketing spend in the first half of 2020 to focus on building scalable operational processes and expanding into the northern and southern California markets.

Key hires were made in marketing, operations, sales, and finance to support the strategic growth plans. After establishing a network of contractors and consultants, the first unit deliveries began mid-year. During Q3 2020, the company was recapitalized with a $3mm revolving line of credit from an existing investor (Capital Thirteen, LLC), which became the largest shareholder. Due to unforeseen costs and a poor pricing structure, the initial units were sold at a loss. During the first half of 2020, management honed its cost structure and revised its pricing to ensure profitability of future units. Modal recognized $1.46mm of revenue in FY 2020 a 1,200% YoY increase from FY 2019. The $2.9mm net loss in 2020 was primarily due to negative gross profit in FY 2020 (because of initially unprofitable units) and incremental increases in G&A and sales/marketing expenses.

Looking forward, Modal is projected to break even at a sales level of between 3.5 and 4 units per month. Our manufacturing partner network has significant capacity and sales can be rapidly scaled with minimal additional fixed cost requirements.

**Historical results and cash flows:**

During the first two years of Modal's history, the primary source of cash was from debt and sales to customers. Modal is focused on increasing sales to reach profitability during Q1 2021 and going forward management projects positive cash flows from customer revenue.

The most cash-intensive expense categories include the cost of goods sold, employee salaries, marketing, and G&A expenses.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Modal has cash on hand of $147K, two credit cards with a total capacity of $36K and upcoming customer payments for in-process projects.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds from this campaign are critical to company operations to support the sales and marketing efforts to reach a break-even sales level, projected in Q2 2022. The funds from this campaign will help cover operational expenses until the break-even sales level is reached.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised**

**from the crowdfunding campaign?)**

The funds from this campaign are necessary for the future viability of the Company. The majority of funds the company will have will come from funds raised through this crowdfunding campaign or other accredited investors.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Assuming the minimum $1.5mm is raised and operating expenses remain between $150k - $200k per month, Modal is projected to operate for 6 months with zero sales. With 1-3 sales per month, this fundraise is projected to last 12-24 months.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Assuming the maximum $4mm is raised, Modal will be able to operate for 2-3 years assuming sales do not reach a break-even level. Management projects the maximum funding goal will enable the company to ultimately reach profitability.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Management might consider a Reg A+ raise through StartEngine to raise up to $10mm if it would align with accelerated strategic growth initiatives. In addition, Modal has been in discussions with several accredited investors who are exploring an investment in Modal.

## Indebtedness

- **Creditor:** Capital Thirteen, LLC
  **Amount Owed:** $3,324,970.00
  **Interest Rate:** 8.0%
  **Maturity Date:** June 10, 2025
  Beginning on the Payment Date of September 1, 2021, and thereafter on each payment date until the maturity date, borrower shall make a payment of principal equal to the lesser of (A) $50,000 and (B) the balance of principal owing under all outstanding advances.

- **Creditor:** Capital Thirteen, LLC
  **Amount Owed:** $489,000.00
  **Interest Rate:** 12.0%

**Maturity Date:** June 19, 2020

- **Creditor:** SeedInvst
  **Amount Owed:** $985,483.00
  **Interest Rate:** 5.0%
  This is convertible debt raised under Reg CF and The Crowd Notes sold in this Offering will convert in the following circumstances: ● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000). ● Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing. ● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

## Related Party Transactions

- **Name of Entity:** Modal Services, LLC
  **Names of 20% owners:** Capital Thirteen, LLC, Faroe, LLC, Dallin Jolley Capital, LLC
  **Relationship to Company:** In March 2020 Modal created an additional line of business through three development entities (Modal Services, LLC, Modal Development, LLC and Modal Equities, LLC) to provide commercial modular development services. Of these entities only Modal Services, LLC was an active entity.
  **Nature / amount of interest in the transaction:** These entities had bank accounts and financial records separate from the Modal ADU business (Modal Residential, LLC), but some expenses were shared between the entities. The shared expenses included rent expense, business insurance and software. Modal Services had two full time employees and two employees (Dan Barrell and Baylee Lemon) allocated 35% of salary to Modal Services, LLC. The salaries were processed by a single payroll system paid from Modal Residential, LLC bank account, but Modal Services, LLC reimbursed Modal Residential, LLC monthly for all expenses paid. The shared salaries of Dan Barrell and Baylee Lemon were discontinued as of December 31, 2020 and both employees now exclusively work for Modal Living, Inc. (ADU business). As such, between March 2020 – March 2021, Modal Residential, LLC (now Modal Living Inc.) had a monthly intercompany receivable balance due from Modal Services, LLC. Modal Living Inc. is in the process of eliminating all shared expenses with Modal Development (including rent, business insurance and payroll) and will continue to be reimbursed for any and all shared expenses until these shared expenses are eliminated (expected by the end of June 2020). In addition, David Clayton, the principal Architect for Modal Services, LLC provides ad hoc consulting to Modal Living Inc. for product development/technical architecture related services. These services are provided

at a rate significantly below market rates (compared to rates charged by external consultants) and is not expected to exceed $30k on an annual basis.
**Material Terms:** In April 2021, legal documents were filed to separate all development entities into stand-alone LLCs and the previous parent company Modal Holdings, Inc. (renamed to Modal Living, Inc.) merged with Modal Residential, LLC and retained all cumulative net operating losses from prior years.

- **Name of Entity:** Modal Services, LLC
  **Names of 20% owners:** Capital Thirteen, LLC, Dallin Jolley Capital, LLC, Faroe, LLC
  **Relationship to Company:** In March 2020 Modal created an additional line of business through three development entities (Modal Services, LLC, Modal Development, LLC and Modal Equities, LLC) to provide commercial modular development services. Of these entities only Modal Services, LLC was an active entity. These entities had bank accounts and financial records separate from the Modal ADU business (Modal Residential, LLC), but some expenses were shared between the entities. In April 2021, legal documents were filed to separate all development entities into stand-alone LLCs and the previous parent company Modal Holdings, Inc. (renamed to Modal Living, Inc.) merged with Modal Residential, LLC and retained all cumulative net operating losses from prior years.
  **Nature / amount of interest in the transaction:** During Q2 - Q3 2021, Modal Services provided loans to Modal Living for working capital purposes.
  **Material Terms:** This loan was provided interest free as a bridge until the capital raise is complete.

- **Name of Entity:** Dallin Jolley
  **Relationship to Company:** Co-Founder
  **Nature / amount of interest in the transaction:** In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers.
  **Material Terms:** The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

- **Name of Entity:** Capital Thirteen, LLC
  **Names of 20% owners:** Scott Stowell, Robb Stowell
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Line of Credit (Debt)
  **Material Terms:** Capital Thirteen issued a line of credit to Modal for $3,309,970 (which was reflected in the indebtedness section), with the first draw was on 8/11/2020. Key terms of the debt include the following: 1) 8% annual interest 2) Origination Fee $100,000 3) Beginning on September 1st, 2021, borrower should make payments of $50k per month until the principal balance is paid off 4) Senior Debt – Collateral includes property, assets, and rights of company.

- **Name of Entity:** Capital Thirteen, LLC
  **Names of 20% owners:** Scott Stowell, Robb Stowell
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** Promissory Note
  **Material Terms:** Capital Thirteen issued a Promissory Note on to Modal for $489,000 (which was reflected in the indebtedness section), with the first draw beginning in June 2019. Key terms of the debt include the following: 1) 12% annual interest 2) Junior Debt – Collateral includes property, assets and rights of company after senior debt is paid in full.

- **Name of Entity:** Modal Investors, LLC
  **Names of 20% owners:** Nate Odio, Aric Lasky, Tim Siegal
  **Relationship to Company:** Seed Investors
  **Nature / amount of interest in the transaction:** Promissory Note
  **Material Terms:** Modal Investors, LLC issued a Promissory Note on to Modal for $500,000 (which was reflected in the indebtedness section), with the first draw beginning in June 2019. Key terms of the debt include the following: 1) 12% annual interest 2) Junior Debt – Collateral includes property, assets and rights of company after senior debt is paid in full. Note that the loan was paid back in full through the issuance of the line of credit in September 2020.

## Valuation

**Pre-Money Valuation:** $15,030,492.65

**Valuation Details:**

This valuation was determined based on a $4.4mm revenue run rate (based on Q1 and Q2 2021, non-audited proforma results) and assuming a 3.4X revenue multiple. The revenue valuation multiple was based on internal analysis that included comparable multiples from public companies, M&A transactions and industry averages. The revenue valuation multiple included a premium to incorporate the probablistic upside from growth projected over the next 3 - 5 years.

*The Company set its valuation internally, without a formal-third party independent evaluation.*

*The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $985,483.38 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

*The total number of shares outstanding on a fully diluted basis, 1,800,059 shares, includes 1,620,053 shares of Common Stock and 180,006 issued options.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,994.95 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  31.5%
  Proceeds will be used to support building out an omni-channel marketing strategy. Funds will be used for a traveling mobile display unit, new marketing hires, digital/traditional marketing, engagement with marketing agencies and further build-out of internal marketing capabilities.

- *Research & Development*
  5.0%
  Modal intends to continue to innovate on new products to expand our product offering. This includes consulting fees related to new product development, which includes engineering, prototyping, cost engineering and other development costs.

- *Company Employment*
  30.0%
  Modal plans to use funds for key hires to support our strategic roadmap as well as retaining our talented employees. Funds will be used to key hires in marketing and business development.

- *Working Capital*
  30.0%
  As our business relies on closing new sales it is critical to budget funds for working capital. We expect to have funds to support working capital to plan for unforeseen fluctuations.

If we raise the over allotment amount of $4,014,513.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Proceeds will be used to support building out an omni-channel marketing strategy. Funds will be used for a traveling mobile display unit, new marketing hires, digital/traditional marketing, engagement with marketing agencies and further build-out of internal marketing capabilities. If we reach our maximum fundraising goal, we will increase our marketing spend to further penetrate the California market.

- *Research & Development*

10.0%
Modal intends to continue to innovate on new products to expand our product offering. This includes consulting fees related to new product development, which includes engineering, prototyping, cost engineering and other development costs.

- *Company Employment*
  21.5%
  Modal plans to use funds for key hires to support our strategic roadmap as well as retaining our talented employees. Funds will be used to key hires in marketing and business development.

- *Working Capital*
  20.0%
  As our business relies on closing new sales it is critical to budget funds for working capital. We expect to have funds to support working capital to plan for unforeseen fluctuations.

- *Operations*
  10.0%
  In order to ensure that we have adequate resources to expand in the multi-family / hospitality sector, we intend to invest in operational capabilities to support this strategic initiative. This includes consulting services and other expenses to support the build-out of this channel.

- *Expansion to New Geographies*
  15.0%
  If we reach our maximum funding goal, we intend to use funds to expand into new geographies. This includes expenses related to marketing and sales efforts to support launch in new cities / states.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://livemodal.com/ (Under the Investor Relations Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/modal-living

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Modal Living, Inc.

*[See attached]*

# MODAL LIVING, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
*Audited*

## INDEX TO FINANCIAL STATEMENTS

Page

## INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Modal Living, Inc.
South Lake City, Utah

### Opinion

We have audited the financial statements of Modal Living, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Modal Living, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Modal Living, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Modal Living Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Modal Living, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Modal Living Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 29, 2021
Los Angeles, California

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 341,791 | $ | 88,229 |
| Account receivables, net | | 15,780 | | - |
| Inventories | | 78,062 | | - |
| Prepaids and other current assets | | 229,466 | | - |
| **Total current assets** | | **665,101** | | **88,229** |
| | | | | |
| Property and Equipment, net | | 109,268 | | 13,347 |
| **Total assets** | **$** | **774,369** | **$** | **101,576** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Account Payables | $ | 367,043 | $ | 257,367 |
| Credit cards | | 57,794 | $ | - |
| Current portion of Promissory Note and Loans | | 788,155 | $ | 795,000 |
| Deferred revenue | | 1,393,346 | $ | 597,960 |
| Other current liabilities | | 108,776 | $ | 57,871 |
| **Total current liabilities** | | **2,715,114** | | **1,708,198** |
| | | | | |
| Promissory Note and Loans | | 2,523,441 | | - |
| **Total liabilities** | **$** | **5,238,556** | **$** | **1,708,198** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | - | | 114 |
| Additional Paid in Capital | | 2,286 | | 99,885 |
| Members' equity | | 100,000 | | - |
| Retained earnings/(Accumulated Deficit) | | (4,566,472) | | (1,706,622) |
| | | | | |
| **Total stockholders' equity** | **$** | **(4,464,187)** | **$** | **(1,606,622)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **774,369** | **$** | **101,576** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 1,465,042 | $ 111,567 |
| Cost of goods sold | 2,019,701 | 132,977 |
| Gross profit | (554,658) | (21,410) |
| | | |
| Operating expenses | | |
| General and administrative | 1,490,800 | 1,229,384 |
| Sales and marketing | 529,475 | 391,073 |
| Total operating expenses | 2,020,275 | 1,620,457 |
| | | |
| Operating income/(loss) | (2,574,934) | (1,641,867) |
| | | |
| Interest expense | 164,165 | 64,755 |
| Other Loss/(Income) | 120,752 | - |
| Income/(Loss) before provision for income taxes | (2,859,850) | (1,706,622) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (2,859,850)** | **$ (1,706,622)** |

*See accompanying notes to financial statements.*

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in , $US) | Common Stock | | Additional Paid in Capital | Members' Equity | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance—December 31, 2018** | $ - | $ - | $ - | | $ - | $ - |
| Issuance of common stock | **1,142,898** | 114.29 | 99,885 | | - | 100,000 |
| Sharebased Compensation | - | - | - | | - | - |
| Net income/(loss) | - | - | - | | (1,706,622) | (1,706,622) |
| **Balance—December 31, 2019** | $ 1,142,898 | $ 114 | $ 99,885 | | $ (1,706,622) | $ **(1,606,622)** |
| Conversion from C Corp to LLC | (1,142,898) | $ (114) | (99,885) | 100,000 | | - |
| Additional Paid In Capital | - | - | 2,286 | | - | 2,286 |
| Sharebased Compensation | - | - | - | | - | - |
| Net income/(loss) | - | - | - | | (2,859,850) | (2,859,850) |
| **Balance—December 31, 2020** | **$ -** | **$ -** | **$ 2,286** | **$ 100,000** | **$ (4,566,472)** | **$ (4,464,187)** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (2,859,850) | $ | (1,706,622) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of tangible assets | | 11,318 | | 4,539 |
| Changes in operating assets and liabilities: | | | | |
| Inventories | | (78,062) | | - |
| Account receivables | | (15,780) | | |
| Prepaids and other current assets | | (229,466) | | - |
| Account Payables | | 109,676 | | 257,367 |
| Credit cards | | 57,794 | | - |
| Deferred Revenue | | 795,386 | | 597,960 |
| Other current liabilities | | 50,905 | | 57,871 |
| **Net cash provided/(used) by operating activities** | | **(2,158,080)** | | **(788,885)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (107,239) | | (17,886) |
| **Net cash provided/(used) in investing activities** | | **(107,239)** | | **(17,886)** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Issuance of Common Stock | | 2,286 | | 100,000 |
| Borrowing on Promissory Note | | 2,516,596 | | 795,000 |
| **Net cash provided/(used) by financing activities** | | **2,518,882** | | **895,000** |
| Change in cash | | 253,563 | | 88,229 |
| Cash—beginning of year | | 88,229 | | - |
| **Cash—end of year** | **$** | **341,791** | **$** | **88,229** |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | 64,755 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Modal Living, Inc. was incorporated on January 24, 2019 in the state of Delaware. On April 8, 2020 Modal Residential, LLC was founded and the entire business was transferred to this entity. On April 12, 2021, Modal Residential, LLC was merged with Modal Living, Inc. The financial statements of Modal Living, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

Modal offers a range of aesthetically pleasing and design-forward products that incorporate Scandinavian and Japanese elements. Our product line currently includes a studio, one-bed and two-bed options. Our team takes complete ownership of the process, from permitting, architecture, sitework and building, to cut through complexity for customers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $91,791 and $0, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, used which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Building and Display Unit | 15 years |
| POD Display Unit | 15 years |
| Computers | 3 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a partnership during 2020. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2019 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing of selling of its product to the final customers.

**Cost of sales**

Costs of goods sold include the cost of products sold, cost of labor, commissions, distribution services,

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $529,475 and $391,073, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September29, 2021 which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Inventory assets | $ 78,062 | $ - |
| **Total Prepaids and other current assets** | **$ 78,062** | **$ -** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Prepaid and other current assets | $ 8,697 | $ - |
| Prepayment | 220,769 | |
| **Total Prepaids and other current assets** | **$ 229,466** | **$ -** |

Other current liabilities consist of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Payroll liabilities | $ 53,397 | $ 57,871 |
| Accrued expenses | 55,380 | - |
| **Total Other Current Liabilities** | **$ 108,776** | **$ 57,871** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Property and Equipment | $ 125,125 | $ 17,886 |
| Property and Equipment, at Cost | 125,125 | 17,886 |
| Accumulated depreciation | (15,857) | (4,539) |
| **Property and Equipment, Net** | **$ 109,268** | **$ 13,347** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $11,318 and $4,539 respectively.

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

As of December 31, 2020, the company was LLC, the ownership percentage of the members were as follows:

**As of Year Ended December 31, 2020**

| Member's name | Ownership percentage |
|---|---|
| Modal Holdings, Inc. | **75.0%** |
| Capital Thirteen, LLC | **25.0%** |
| **TOTAL** | **100.0%** |

## 7. DEBT

### Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

| | | | | | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Capital Thirteen LLC- revolving loan | $ 3,000,000 | 8.00% | 6/10/2020 | 6/10/2025 | $ 40,000 | $ 40,000 | $ 200,000 | $ 2,473,838 | $ 2,673,838 | | | | | |
| CAPITAL THIRTEEN LLC- Promissory Note | $ 1,000,000 | 12.00% | 6/19/2019 | 6/19/2020 | $ 60,000 | $ 60,000 | $ 489,000 | | $ 489,000 | $ 40,320 | $ 40,320 | $ 336,000 | | $ 336,000 |
| Modal Investor | $ 1,000,000 | 12.00% | Fiscal year 2019 | Repaid | | | | | | | | $ 459,000 | | $ 459,000 |
| PPP loan | $ 148,758 | 1.00% | 4/20/2020 | 4/20/2022 | $ 992 | $ 992 | $ 99,172 | $ 49,586 | $ 148,758.00 | | | | | |
| Total | | | | | $ 100,992 | $ 100,992 | $ 788,172 | $ 2,523,424 | $ 3,311,596 | $ 40,320 | $ 40,320 | $ 795,000 | $ - | $ 336,000 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2020 | |
|---|---|
| 2021 | $ 788,172 |
| 2022 | 723,424 |
| 2023 | 600,000 |
| 2024 | 600,000 |
| 2025 | 600,000 |
| Thereafter | - |
| **Total** | **$ 3,311,596** |

## 8. RELATED PARTY

In April 2021, Modal Services (the related entity) provided a $50k loan to Modal Living for working capital purposes. This loan was provided interest free as a bridge until the capital raise is complete.

In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers. The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

One of the owners, Capital Thirteen LLC, approved revolving loan in the amount of $ 3,000,000 to the company. The loan bears 8% per annum has maturity date as of October 6, 2022. As of December 31, 2020, the outstanding balance of the loan was $ 2,673,838.

One of the owners, Capital Thirteen LLC, entered into Promissory Note agreement with the company in the amount of $ 1,000,000. The loan bears 12% and matured on June 19, 2020. As of December 31, 2020, the outstanding balance of the loan was $ 489,000.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

| Year | Obligation | |
|---|---|---|
| 2021 | $ | 37,800 |
| 2022 | | - |
| 2023 | | - |
| 2023 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | **$** | **37,800** |

No rent expenses during 2020 and 2019.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 29, 2021 the date the financial statements were available to be issued.

The board decided in February 2021 to spin off development entities that previously consolidated into the parent company Modal Holdings, Inc. (renamed Modal Living, Inc.) became the sole legal entity for the ADU business (Modal Residential, LLC was merged into Modal Holdings, Inc.). The net operating losses for FY 2019 and FY 2020 will remain in Modal Living, Inc.

The PPP loan issued by the Small Business Administration on 04/20/2020 for $148,758 was forgiven in full on 06/29/2021. The Company all conditions for full forgiveness of the principal balance and accrued interest.

Subsequent to 12/31/2020, Modal Living, Inc. raised $985,483 in convertible notes under regulation CF, through SeedInvest Securities, LLC, a crowdfunding platform. Disbursements of $774,383 and $127,451 were made to Modal Living, Inc. on 9/3/2021 and 9/21/2021, respectively, after fees of $83,659 were applied.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $4,566,472, an operating cash flow loss of $2,158,080 and liquid assets in cash of $341,791, which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# Modal Living

Increase your income, space, and property value, with a modern prefab dwe...


Modal

Website | Salt Lake City, UT | REAL ESTATE

**$0.00** raised
**$985,483** previously crowdfunded

| | |
|---|---|
| **0** Investors | **$15M** Valuation |
| **$8.35** Price per Share | **$250.50** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$4.01M** Offering Max | **Reg CF** Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Modal designs, manufactures, and installs modern, modular backyard homes and offices through a turnkey, hassle-free service. We help homeowners maximize space, while providing an opportunity to create passive income and increase their home value.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- Modal's potential market in California alone is projected to be $250+ billion
- Modal achieved 1,200% YOY revenue growth from 2019 to 2020 and signed contracts worth $6.5 million to date.
- Led by one of the most prominent leaders in the homebuilding industry, seasoned affordable housing executives, and partnered with the largest modular manufacturers in North America.

OVERVIEW

## A new mode of living

At Modal, we are dedicated to solving the affordable housing crisis, by building a housing supply to benefit both homeowners and renters. Accessory Dwelling Units (ADUs), or backyard homes, have become the go-to solution for affordable housing. Modular construction is the ideal mode for building ADUs due to its small footprint and minimal impact on homeowners' lives.


A new mode
of *hosting.*

*Rendering of Modal Unit*

Since our inception in 2019, Modal has focused on developing compelling, modular ADUs and a delivery process that can be scaled with limited fixed costs. Our modular units marry sustainability and superior quality while having the benefit of speed and lower costs.

Our CEO and Chairman, Scott Stowell, spent 35 years in the homebuilding industry and served as the Chairman of the 4th largest publicly traded US homebuilder. Scott saw firsthand the limitations of traditional construction and the huge, unmet demand for small, minimal housing. Modal was born to meet that demand while solving the biggest issues facing the construction industry. Although our initial focus is backyard homes, we are expanding our product line for hospitality, multi-family, and affordable housing developments.



To date, we have successfully delivered dozens of ADUs in multiple states, worth $6.5M in total sales, and achieved over 1,200% YOY revenue growth in 2020. After years of refining our processes, we are at an inflection point and ready to scale. We want to revolutionize the way we build housing and the way people live and interact with the built world around them.

**THE MARKET**

## ADUs are one of the fastest growing segments of the real estate market

Fueled by changes to state and local zoning laws, the ADU market has grown significantly in the last 5 years and is rapidly expanding. In California alone, the ADU market increased 214% per year from 2016-2019 and the total market is estimated at $250+ billion.


The California ADU market averaged a CAGR of *214% per year* (2016-2019)
2016
$200 million
2019
$2.5 billion
*Total Potential California ADU Market*
$250+ billion

*Rendering of Modal Unit*

Demand for new ADU construction is strong because it benefits both communities and homeowners. State and local governments have relaxed regulations on ADUs to resolve the affordable housing problem. This has opened the door for many homeowners to capitalize on these changes and generate additional income, increase their property value, and have extra space for guests, loved ones, or working from home. An ADU is one of the best investments a homeowner can make to maximize the value of their home.


ADUs provide homeowners with flexibility and financial freedom
2.5x+
$500K
$400K
$300K
$200K
$100K
0
Rental Income
Increase in Home Value
Cost to Add an ADU
Value Added over 10 Yrs

ADU-friendly legislation is sweeping the nation. In addition to the entire state of California, municipalities that now allow ADUs include Seattle, Portland, Phoenix, Denver, Orlando, Honolulu, Minneapolis, Charlotte, Philadelphia, Pittsburg, Austin, Houston, San Antonio, and Salt Lake, and experts anticipate continued market growth for the foreseeable future.

THE PROBLEM

## Solving the affordable housing crisis with ADUs still has its set of challenges

Despite the strong, growing demand and positive regulatory tailwinds for Accessory Dwelling Units, actually obtaining one is quite complex, expensive, and time-consuming.

The process of navigating architecture, permitting, and city codes can be intimidating while rising costs and change orders lead to budget overruns and difficulty financing. In addition, managing construction in one's backyard for months on end can be a burden on families and neighbors.

As a result, this fragmented and frustrating process is the primary barrier for homeowners adding an ADU.



While ADUs are the solution to the housing crisis, obtaining an ADU is *complex, costly & time-consuming.*

1. Navigating the entire process is intimidating
2. Managing construction is a burden
3. Change orders & budget overruns

THE SOLUTION

## Affordable, chic, and stress-free, Modal provides the ideal income property right in your backyard

Modal eliminates the biggest hurdles for would-be ADU consumers by coupling our beautiful, thoughtfully designed modular units with a turnkey, hassle-free service.

All Modal units are built in an off-site factory with quality materials that meet the highest standards of the International Building Code. Building modular provides deliveries twice as fast with more consistent, reliable outcomes. It also generates 90% less waste and 43% fewer carbon emissions than traditional construction.



*Rendering of Modal Unit*

Our product line includes a home office, studios, one-bedroom units, and two-bedroom units, each stylishly designed to fit into almost any backyard. Modal homes come equipped with a bathroom, kitchen, and living spaces, and are designed to fully maximize space.



Photo by Malissa Mabey (@lissmabey)

From the first phone call to key in hand, Modal makes the experience simple and seamless. We offer a free property analysis, in-person and virtual home visits, financing, and an elegant online ordering process.


See if *your* property qualifies.
Enter your address

Most importantly, our team does the heavy lifting and handles all aspects of the project -- including processing permits on the homeowner's behalf, coordinating site work, managing contractors, transporting units from the factory, installing on the foundation, and connecting water, sewage, and electrical wiring. Our customers can sit back, relax, and continue with life stress-free.

TRACTION

## Modal is live and actively installing with a track record of success

So far, we have sold 50+ units worth $6.5 million in sales with an average revenue growth rate of 600%+ over two years, and we are continually adding to our backlog. We have successfully installed dozens of units for customers in California, Utah, and New Mexico. We have ensured scalability through strategic manufacturing partnerships with some of the largest modular manufacturers in North America.



Modal 01 Installation
Watch later
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Modal
Watch on YouTube


We have raised over $4 million in debt and equity from seed investors and spent the past two years building our team, refining our processes and are now at an inflection point ready to scale.



50+ units
sold &/or delivered
$6+ million
sales for 50+ units sold
$4 million
raised from investors

WHY INVEST

## Modal is focused on revolutionizing construction, with the leadership, traction, and technology necessary to scale in today's booming market!

Traditional building methods remain outdated and inefficient which has led to skyrocketing prices and housing shortages. Modal is solving these problems and improving communities by leveraging modular construction to inspire independent, minimal living.

We have established partnerships and capacity to rapidly scale our solutions nationwide. Over the next 3-5 years, our team will continue to enter new geographies, develop unique and compelling products, and expand our sales channels to include multi-family, hospitality, and more, increasing our potential market size in the multi-trillion-dollar construction industry.



As we work to solve the current affordable housing crisis, we are also addressing one of the largest and fastest-growing segments in the real estate market. Backed by an amazing team with decades of experience in the industry, our business is booming, making this a great time to get involved with our growth. Join us to help revolutionize the housing market, while producing returns along the way.


We are addressing the housing crisis & one of the largest & fastest growing real estate segments

Photo by Malissa Mabey (@lissmabey)

We are raising funds to invest in sales, marketing, and product development to achieve our high growth goals, and we look forward to having you onboard!



Modal Launches!

Modal founded in January 2019 as Salt Lake City changes zoning laws to permit Accessory Dwelling Units within the city.

January 2019

April 2019



First Units Sold

Modal sells first units to customers in Salt Lake.



Strategic Manufacturing Partnership Established

Modal establishes strategic partnership with North America's largest modular manufacturer.

January 2020

April 2021



Launch of Modal Pod

Modal releases new home office product to meet the needs of remote working.

Launched on StartEngine

Now YOU can own a part of our company!

October 2021

# Meet Our Team



**Colin Jube**

FOUNDER / COO

*Colin is an experienced real-estate developer with a background in tech and finance. Prior to co-founding Base Development and Modal, Colin worked in sales at Qualtrics and at Fidelity Investments. He has developed several commercial / multi-unit residential projects.*



**Scott Stowell**

Chairman of the Board / CEO

*Scott Stowell spent 30+ years in the homebuilding industry. He served as COO, CEO, and Executive Chairman of the 8th and 4th largest public homebuilders in America. He also served as a board member of Lennar, the largest homebuilder in the nation. Scott is passionate about housing, community development, and providing sustainable and affordable homes for the underserved. Scott invested in and joined Modal because he was moved by its mission and team.*



**Dan Barrell**

Chief Financial Officer

*Served organizations ranging in size from small private equity to Fortune 100 in the financial services, technology, biotech, energy, real estate, consumer products, manufacturing, forestry, and healthcare sectors. Managed global teams responsible for building out financial capabilities, improving process efficiencies, analyzing risk, enhancing internal controls, and achieving regulatory compliance.*



**David Clayton**

Principal Architect

*Principal Architect at Modal Living, Inc., David has been in the architectural services industry for 20+ years.*



**Chris Drent**

Director of Construction

*Chris has decades of experience in commercial and residential land development and construction management. During his career he has worked on acquisition, entitlement, design, budgeting, and construction management on several notable commercial developments.*



**Lily Gray**

Strategic Board Advisor

*Lily's background is in real estate and community development work, with a strong focus in affordable housing development, finance and policy. She is passionate about furthering high-quality, equitable development. Lily most recently led National Development Council's West Region team which provides development and financial advisory services to municipalities and nonprofits. Lily previously served as Deputy Director of Salt Lake City's Housing and Neighborhood Development Division and led business development activities for a large affordable housing developer in the Bay Area. She has a Bachelor's degree from Williams College and a Master's degree in Urban Planning from Harvard University.*

## Offering Summary

| | |
|---|---|
| **Company** : | Modal Living, Inc. |
| **Corporate Address** : | 132 S. State St., Salt Lake City, UT 84111 |
| **Offering Minimum** : | $9,994.95 |
| **Offering Maximum** : | $4,014,513.00 |
| **Minimum Investment Amount (per investor)** : | $250.50 |

## Terms

**Offering Type** : Equity

**Security Name** : Common Stock

**Minimum Number of Shares Offered** : 1,197

**Maximum Number of Shares Offered** : 480,780

**Price per Share** : $8.35

**Pre-Money Valuation** : $15,030,492.65

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## Company Perks*

**Early Bird Discounts** -

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

**Volume Discounts** -

**Tier 1 - Over $2,500**

Investors that contribute between $2,500 and $4,999 are eligible for ADU Discounts ($1,500 off unit plus $1,000 in free upgrades) and/or $1,000 off the Modal Pod (Home Office).

**Tier 2 - Over $5,000**

Investors that contribute between $5,000 and $9,999 are eligible for ADU Discounts ($2,500 off unit plus $2,500 in free upgrades) and/or $2,000 off the Modal Pod (Home Office).

**Tier 3 - Over $10,000**

Investors that contribute between $10,000 and $24,999 are eligible for 5% bonus shares PLUS ADU Discounts ($3,000 off unit plus $5,000 in free upgrades) and/or $3,000 off the Modal Pod (Home Office).

**Tier 4 - Over $25,000**

Investors that contribute between $25,000 and $50,000 are eligible for 7% bonus shares PLUS ADU Discounts ($5,000 off unit plus $10,000 in free upgrades) and/or $5,000 off the Modal Pod (Home Office).

**Tier 5 - Over $50,000**

Investors that contribute over $50,000 are eligible for 10% bonus shares PLUS ADU Discounts ($10,000 off unit plus $15,000 in free upgrades) and/or $7,500 off the Modal Pod (Home Office).

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Modal will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.26 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $926. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Voting Rights of Securities Sold in this Offering**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments. Vendor payments.

Offering Details

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### Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript to Investing Video

It’s no secret that there’s an affordable housing crisis in the United States.

Construction is inefficient, expensive, and stuck in the past.

So, we’re on a mission to revolutionize the way we build and how people live in the built world around them.

We’re Modal, and we build prefab, small homes that are more efficient, affordable, and environmentally friendly.

Due to the surging demand for backyard houses, our current focus is on Accessory Dwelling Units.

ADU-friendly regulations are sweeping the nation.

The ADU market in California alone is projected to be over $250 Billion.

Yet, despite the growing demand, navigating permits and managing construction in your backyard is a massive headache.

At Modal, we solve that by delivering our factory-built units through a hassle-free, turnkey service.

Once a customer qualifies, all they need to do is select their options and then sit back and relax. Our team will prepare all plans and permits, manage contractors, and install their Modal in a matter of hours.

Modal ADUs cost less and are delivered in half the time of traditional on-site construction.

And the best part? Business is skyrocketing. We have experienced over 1,000% YoY revenue growth, and over $5M in sales, with no signs of slowing down.

We are led by one of the most successful and experienced leaders in the homebuilding industry. We have refined our process and are ready to scale.

Plus, ADUs are just the tip of the iceberg. We aim to revolutionize the trillion-dollar construction market and fill the gap in demand for small, minimal housing by expanding into multi-family, hospitality, affordable housing, and more.

In fact, we are already in advanced discussions with developers on multiple projects worth millions of dollars.

So, what are you waiting for? Join us and back our StartEngine raise today. Invest in the future of construction - it's Modal.

Second Video Transcript

Hi my name is Colin Jube, I'm one of the cofounders and the Chief Operating Officer of Modal Living. We started Modal because we wanted to be a part of the solution to the nationwide affordable housing crisis. ADUs or accessory dwelling units, which are effectively backyard guest homes are an important part of that solution. Cities and states across the country, are breaking down regulatory barriers to ADU construction, sparking a massive trend toward these structures.

The small footprint of ADUs makes them an extremely efficient use of space. However, building an ADU today is complex and time-consuming, Modal makes ADUs easy. ADUs increase income and increase property value, they allow homeowners to effectively use unused space in their backyards. They also add natural affordable housing to any city through multi-generational living. Modular construction is the ideal method for building ADUs due to their small compact footprint. The modular process allows for higher quality construction in a controlled environment, faster build times, a lower carbon footprint, and far less waste. All at a lower average cost than traditional construction.

Modal's products, consisting of a studio, one bed and two bedroom unit are thoughtfully designed and delivered via a convenient turnkey service provided by our experienced project management team. Our products offer unbeatable value by providing high design at an affordable price. The recently released Modal Pod, a 120 square foot standalone backyard office addresses rapidly changing work-from-home habits that are here to stay.

I love working every day with a passionate, collaborative team who believes in our mission to inspire independent minimal living. Modal leads with a clear vision for the future to constantly operate on the cutting edge of design and prefab construction technology in order to offer sustainable lasting affordable housing solutions. The impact on our customers lives has been substantial and we are just getting started.

For the past two years we have focused on developing products and building scalable processes. We are in a massive market with positive regulatory tailwinds. Our cash flow cycle is strong and break-even is projected in late 2021. We have built a scalable business and are ready to grow, please join us on this exciting journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.